August 6, 2004

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer International Bond Fund
            Reg. No. 33-58383; File No. 811-07255
            EDGAR Filing of Registration Statement

To the Securities and Exchange Commission:

      An electronic  ("EDGAR")  filing is hereby made under the  Securities Act of 1933 (the
"1933  Act")  and  the  Investment  Company  Act of 1940  (the  "1940  Act")  on  behalf  of
Oppenheimer  International  Bond Fund (the  "Fund").  This  filing is being made to withdraw the 485APOS  filing  made on July 26,  2004  (Accession  Number  0000728889-04-000489).  The
filing on July 26,  2004  included  Post-Effective  Amendment  No. 12 to the Fund's 1933 Act
Registration  Statement  on Form  N-1A and  Amendment  No.  14 to its 1940 Act  Registration
Statement.  A corrected filing was made under the same  Post-Effective  amendment numbers on
July 28, 2004.

      If there are any questions, please contact the undersigned.

Sincerely,

/s/ Kathleen Ives
------------------------
Kathleen Ives
Vice President & Senior Counsel
(303) 768-3331
Fax: (303) 768-3019

cc: Vincent DiStefano, Securities & Exchange Commission
    Ronald M. Feiman, Esq.
    KPMG LLP
    Ms. Gloria LaFond